NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038702

March 5, 2009

Received SEC
MAR 05 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Dow by Daniel Clowes. We also have received a letter on the proponent's behalf dated February 24, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The proposal requests that the board publish a report on expenditures on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of 2,4-D and discuss any new initiatives or actions that management is taking to address this issue.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Damon Colbert
Attorney-Adviser

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

February 24, 2009

VIA e-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Trillium Asset Management Corporation for The Dow Chemical Company's 2009 Proxy Materials

Dear Sir/Madam:

This letter is submitted in response to the The Dow Chemical Company's ("Dow" or the "Company") letter dated January 6, 2009 sent to the Office of Chief Counsel by the Company, in which Dow contends that the Proposal may be excluded from the Company's 2009 proxy materials by virtue of Rule 14a-8(i)(12).

I have reviewed the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Dow's 2009 proxy materials, because the Proposal does not deal with substantially the same subject matter as prior proposals. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D a copy of these materials is being e-mailed concurrently to the Company's counsel, Ronald O. Mueller, at rmueller@gibsondunn.com.

Under Rule 14a-8(i)(12), the Company may exclude a proposal which deals with substantially the same subject matter as a prior proposal if certain vote thresholds are not meet. This determination is extremely subjective and must be addressed within the context of Rule 14a-8(g) which makes it clear that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." For both reasons it appears that the Staff generally applies the resubmission rule narrowly and errs on the side of inclusion. See, *Tyco International Ltd.* (December 5, 2002); *Cooper Industries, Inc.* (January 14, 2002); *Boeing Company* (March 3, 2000); *Chevron Corporation* (February 29, 2000); and *Emerson Electric Co.* (October 24, 1989).

As made clear on page 5 of the Company's letter, its essential argument is that that both the prior proposals and the 2009 Proposal deal with substantially the same subject matter because they all deal with the alleged health impacts of the Company's pesticide products. The claim therefore is that the 2009 Proposal deals with alleged health impacts of the Company's pesticide products.

The 2008 proposal (which we readily agree does deal with the same subject matter of the 2006 and 2007 proposals) was as follows:

RESOLVED: Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by May 2009, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Dow products may cause or exacerbate asthma, and describing public policy initiatives, and Dow policies and activities, to phase out or restrict materials linked with such effects.

The 2009 Proposal reads as follows:

Resolved: Shareholders request that the Board publish a report to shareholders within six months, at reasonable expense and omitting proprietary information, on expenditures for each year from 2003 to 2007 on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of 2,4-D and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to address this issue.

First, a plain reading of the 2009 Proposal makes it clear that it is not focused on health impacts, but rather is focused on the Company fighting prohibitions on 2,4-D, and understanding the extent to which the Company is incurring expenses to defend this product against bans. In the 2009 Proposal, we alert shareholders to the fact that a number of Canadian provinces have banned 2,4-D and the Natural Resources Defense Council has petitioned the U.S. EPA to ban 2,4-D. This is without question a substantially different subject matter than the prior proposals. It almost goes without saying that we, as Dow shareholders, are concerned with how 2,4-D, and government bans of 2,4-D, may be presenting a significant challenge to the Company. Accordingly, we are seeking better communication and disclosure from the Company about its efforts.

In contrast, the prior proposals were focused on what the Company knew about the relationship between its products and asthma, and what the company was doing, if anything, to eliminate those products. For example the prior proposals sought information about how Dow products may cause or exacerbate asthma, and initiatives to address these health concerns. For this reason it is evident that the 2009 Proposal is about the company fighting government regulation while the prior proposals were about eliminating the negative health effects – asthma – of its products.

Second, the prior proposals dealt with a much broader range of products than the 2009 Proposal. The prior proposals related to approximately 73 different Dow products including FulTime, Dursdan, Glyphomax, Tordon, Telone, Starane, Dithane, and Widermatch. The 2009 Proposal, in contrast, is tightly focused on a very specific product, 2,4-D, to the exclusion of all others.

Third, to the extent that one interprets the 2009 Proposal to be focused on health impacts, the concerns surrounding 2,4-D are not concerns about asthma, the issue in the prior proposals. The 2,4-D issue for environmental health advocates is that various studies strongly suggest that 2,4-D is an endocrine disruptor with predicted human health risks ranging from changes in estrogen and testosterone levels, thyroid problems, prostate cancer and reproductive abnormalities. Other studies indicate that it is a neurotoxin, linked to effects like brain cell death, Parkinson's-like tremors, delays in brain development and abnormal behavior patterns. Endocrine disruption is a categorically different issue than asthma. Asthma is a respiratory condition effecting the lungs whereas endocrine disruption is a hormone condition implicating a number of glands and organs, but decidedly not the lungs. Similarly, neurotoxins are substances that are harmful to brain and nerve tissues, not the lungs.

Put in a tabular format, for your convenience, the differences are thus:

Prior Proposals	2009 Proposal
Company efforts to address health impacts on individuals and the public	Company efforts to actively fight against government bans
73 Dow products	One product - 2,4-D
Asthma	Hormone/Endocrine disruption - Neurotoxin

The forgoing clearly demonstrates that the 2009 Proposal does not deal with substantially the same subject matter as the prior proposals. The 2009 Proposal is tightly focused on a single chemical with hormone and nervous system impacts which the Company is fighting hard to defend in the face of government bans. In contrast, the prior proposals presented respiratory health concerns about the relationship between 73 Dow products and asthma. Accordingly, we urge the Staff to conclude that the Company has not met its burden of proof and not to issue a no-action determination.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(12). In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (971) 222-3366 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to (928) 222-3362 and/or email a copy of its response to jkron@trilliuminvest.com

Sincerely,

Jonas Kron,
Senior Social Research Analyst

Enclosures

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP rmueller@gibsondunn.com

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of Trillium Asset Management Corporation
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Trillium Asset Management Corporation (the "Proponent") on behalf of Daniel Clowes.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the Board publish a report to shareholders within six months, at reasonable expense and omitting proprietary information, on expenditures for each year from 2003 to 2007 on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of 2,4-D and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to address this issue.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted stockholder proposals that were included in the Company's 2006, 2007 and 2008 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(12)(iii) Because It Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" where the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon *a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.*

Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") (*emphasis added)*. In proposing the amendment, the Commission noted that applying the rule to resubmissions dealing with substantially the same subject matter would prevent proponents from avoiding the rule's requirements "simply by recasting the form of the proposal, expanding its coverage or otherwise changing its language . . . ." Exchange Act Release No. 19135 (Oct. 14, 1982) (the "1982 Release").

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. For example, in *Great Lakes Chemical Corp.* (avail. Feb. 22, 1996), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(12) of a proposal requesting a report on methyl bromide production. The proposal requested that the report address the development of alternatives, payments to trade organizations working on a phase-out of methyl bromide, litigation relating to damages caused by methyl bromide and related matters. The Staff concurred the proposal "deal[t] with substantially the same subject matter as prior proposals, submitted at two meetings during the last five years (i.e. methyl bromide production)." The prior proposals asked that the company "phase out production and sales of methyl bromide, with an immediate cut of fifty percent and a complete phaseout no later than January 1, 1998."

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposal in *Pfizer* were widely different – providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work – but the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites excludable as involving substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code excludable as involving substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); and *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

B. The Proposal Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals.

In each of the last three years, the Company has included in its proxy materials a stockholder proposal requesting a report on "the extent to which Dow products may cause or exacerbate asthma" and on initiatives to "phase out or restrict materials linked with such effects" (the "Previous Proposals"). The Previous Proposals, the text of which are set forth in Exhibit B, Exhibit C and Exhibit D for the proposals submitted in 2006, 2007 and 2008, respectively, are virtually identical. The only differences among the Previous Proposals is that the dates were updated each year, the terms "products," "product categories" and "product groupings" were interchanged, and the list of the Company's products was updated. The supporting statements and recitals to these proposals each assert that pesticide products and ingredients used in such products – including specifically 2,4-D – have been associated with a variety of health issues.

As noted above, under Rule 14a-8(i)(12) a company may exclude a stockholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." Moreover, as explained by the Commission in the 1983 Release, an analysis under the rule involves an evaluation of whether the proposals involve the same "substantive concerns." The substantive concern of the Previous Proposals was alleged health implications of the Company's pesticide products and initiatives to phase out such products. These concerns are reflected in the references, in the Previous Proposals and in their supporting statements, to the Company's pesticide products and ingredients used in pesticides, as well as health statistics regarding asthma, "other respiratory problems" and "exposures to disease." Further, in discussing the Company's pesticide products, the Previous Proposals specifically highlighted the Company's production of the herbicide 2,4-D and health-related information regarding 2,4-D, including exposure rates and alleged linkages to disease.

The Proposal submitted for inclusion in the 2009 Proxy Materials requests a report regarding Company expenditures "relating in any way to the health and environmental consequences of 2,4-D" and "new initiatives or actions . . . that management is taking to address this issue." The Proposal's supporting statement also requests that the report describe "any efforts the company is making to develop safer alternatives to 2,4-D" and suggests that the Company should be devoting resources to developing alternatives to 2,4-D. Thus, as with the Previous Proposals, the Proposal's subject matter is the alleged health effects of the Company's pesticide products, specifically the herbicide 2,4-D, and initiatives to phase out that product. Moreover, just as with the Previous Proposals, the Proposal and its supporting statements include statistics and studies that attempt to tie the use of pesticides to human health risks. Further, as mentioned above, the Previous Proposals each include specific references to 2,4-D and its potential effects, the same ingredient discussed in detail in the Proposal. Thus, while the specific language and actions proposed in the Proposal and the Previous Proposals are not identical, the proposals deal with the same "substantive concern": the alleged health impacts of the Company's pesticide products.[1]

---

1 The term "pesticide" includes herbicides, among other things. *See, e.g.*, U.S. Environmental Protection Agency, *About Pesticides: Types of Pesticides*, available at http://www.epa.gov/pesticides/about/types.htm. Thus, 2,4-D is a both a herbicide and a pesticide.

Similar to the proposals in *Great Lakes Chemical Corp.*, where proposals addressing developing alternatives to or phasing out production of a product were found to address substantially the same concerns, the Previous Proposals and the Proposal address the same concerns although the actions requested in the proposals differ. As demonstrated by *Great Lakes Chemical Corp.*, *Pfizer* and the other precedents cited above, the focus of Rule 14a-8(i)(12) is on the issues or concerns underlying the proposals. As with the precedents cited above, because the Previous Proposals and the Proposal each request a report from the Company's Board of Directors on pesticide products and ingredients that are alleged to be associated with various health consequences and on initiatives regarding such products, the Proposal is excludable under Rule 14a-8(i)(12). In this regard, concurring with the exclusion of the Proposal under Rule 14a-8(i)(12)(iii) would be consistent with the Commission's expressed intent to prevent proponents from evading the rule "simply by recasting the form of the proposal, expanding its coverage or otherwise changing its language" given the overlap between the Previous Proposals and the Proposal (including the references to 2,4-D in the Previous Proposals).

Moreover, the Proponent has acknowledged that the Proposal and the Previous Proposals are part of a concerted effort to address the alleged health effects of the Company's pesticide products. In one of its recent periodic publications, after discussing the voting results on the most recent of the Previous Proposals, the Proponent stated, "[w]hile this vote falls short of [the Commission's] re-filing thresholds, we will continue to press [the Company] on the detrimental impacts of chemicals, specifically the overuse of pesticides." Trillium Asset Management Corp., *Quarterly Advocacy Update* 1 (Fall 2008). *See* Exhibit E and available at http://trilliuminvest.com/wp-content/uploads/2008/10/trillium_quarterly-advocacy_q3-08.pdf. This publication further supports that the Proposal and the Previous Proposals share the same "substantive concern," namely the alleged health effects of the Company's pesticide products.

C. *The Previous Proposal Most Recently Included in the Company's 2008 Proxy Materials Did Not Receive the Stockholder Support Necessary to Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. The most recent of the Previous Proposals submitted and included in the Company's proxy materials was for the 2008 Annual Meeting of Stockholders (the "2008 Proposal"). To determine the percentage of stockholder support, Staff Legal Bulletin No. 14 (avail. July 13, 2001) ("SLB 14") explains that only votes for and against a proposal are included in the calculation of the stockholder vote; abstentions and broker non-votes are not included. According to the Company's Quarterly Report on Form 10-Q filed on July 29, 2008, there were 55,286,533 votes cast in favor of and 549,510,038 cast against the 2008 Proposal. Tallying the votes in accordance with the guidelines established by SLB 14, only 9.14% of the votes were cast in favor of the 2008 Proposal. Thus, the last time that the Company's stockholders considered a substantially similar proposal, it received less than 10% of the votes cast. Rule 14a-8(i)(12)(iii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to stockholders if proposed three times or more previously within the preceding 5 calendar years." As discussed above, during the preceding five calendar years, the Company submitted at least three stockholder proposals that dealt with substantially the same subject matter as the Proposal to its stockholders for a vote. Upon its last submission to stockholders, only 9.14% of the votes were cast in favor of the previously submitted proposal, which support is less than the 10% required by the rule. Accordingly, the Proposal is excludable under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or W. Michael McGuire, the Company's Assistant Secretary, at (989) 636-9185.

Sincerely,

Ronald O. Mueller

ROM/tss
Enclosures

cc: W. Michael McGuire, The Dow Chemical Company
Shelley Alpern, Trillium Asset Management Corporation

100576428_4.DOC

EXHIBIT A

EXHIBIT A

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

November 21, 2008

RECEIVED
NOV 21 2008
Office of Corporate Secretary

Charles J. Kalil
Senior Vice President, General Counsel and Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Via fax (989-638-1740) and Overnight Mail

Dear Mr. Kalil:

Trillium Asset Management Corporation ("Trillium) is an investment firm based in Boston, Massachusetts specializing in socially responsible asset management.

I am authorized to notify you of our intention to file the enclosed shareholder resolution. Trillium submits this resolution for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trillium submits this proposal on behalf of our client Daniel Clowes, who is the beneficial owner, per Rule 14a-8, of more than $2,000 worth of The Dow Chemical Company common stock acquired more than one year prior to this date. We will provide verification of ownership from our custodian separately upon request. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

I can be reached at 617-292-8026, x248 and look forward to your response.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research

cc: Andrew Liveris, Chairman, CEO and President, The Dow Chemical Company
Howard Ungerleider, Vice President of Investor Relations, The Dow Chemical Company

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538

Dow Chemical Shareholder Resolution on 2,4-D

Whereas:

Dow AgroSciences is the sole U.S. producer and largest global producer of the herbicide 2,4-D, with a production capacity of 20,000 tons in 2004. Dow AgroSciences sells this chemical to other companies to formulate into finished products; over 70 products contain 2,4-D as an active ingredient.

2,4-D has been linked in various studies to be an endocrine disruptor with predicted human health risks ranging from changes in estrogen and testosterone levels, thyroid problems, prostate cancer and reproductive abnormalities. Other studies indicate that it is a neurotoxin, linked to effects like brain cell death, Parkinson's-like tremors, delays in brain development and abnormal behavior patterns.

Exposure to 2,4-D has been shown to suppress thyroid hormone levels in experimental animals. Correct maternal levels of thyroid hormone are critical to successful infant development, as the suppression of thyroid hormone results in the disruption of neurological development and causes lasting effects on child learning and behavior. 2,4-D can pass from mother to offspring through the umbilical cord and breast milk.

In November 2008, the Natural Resources Defense Council (NRDC) petitioned the U.S. EPA to ban 2,4-D and revoke all permissions for its application, based on this chemical's well-documented ability to harm human health and the environment.

The Province of Quebec, Canada has banned the cosmetic use of 2,4-D on the lawns of public, private and commercial properties with the exception of golf courses. A Canadian unit of Dow filed a $2 million notice of action against the Federal government in August 2008, alleging that Canada breached its obligations under the North American Free Trade Agreement, because Quebec banned 2,4-D without scientific basis.

Authority to ban pesticides has recently been enacted in the province of Ontario, Canada; a proposed target list for bans includes 2,4-D.

Proponents believe that Dow Chemical faces significant financial losses if 2,4-D is banned and the company is not ready with a safer alternative. Dow Chemical spokesperson Gary Hamelin says with regard to 2,4-D that Dow and its customers are "making investments of tens of millions of dollars for products that—based on a scientific assessment—[are] acceptable." Yet the mounting evidence of concerns is driving toward a conclusion that 2,4-D is not "acceptable" to various governments, despite this assertion by Dow. Dow's investments may have been better spent in developing alternatives to this chemical in anticipation of regulatory action that seems likely to limit its use.

Resolved: Shareholders request that the Board publish a report to shareholders within six months, at reasonable expense and omitting proprietary information, on expenditures for each year from 2003 to 2007 on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of 2,4-D and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to address this issue.

Supporting Statement

Proponents believe the report should also describe any efforts the company is making to develop safer alternatives to 2,4-D.

2030 Dow Center

The Dow Chemical Company

November 24, 2008

Via Certified Mail

Shelley Alpern
Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809

Shareholder Proposal regarding 2,4-D

Dear Ms. Alpern:

By way of this letter, we wish to acknowledge timely receipt on November 21, 2008, of a shareholder proposal from the Trillium Asset Management Corporation that you are submitting for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for the Board to publish a report to shareholders regarding the health and environmental consequences of 2,4-D.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

We are evaluating the proposal and will contact you if we have any questions. For your reference, please note that Dow's Annual Meeting will be held on May 14, 2009 in Midland, Michigan.

Sincerely,

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 5, 2008

W. Michael McGuire
Assistant Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: Daniel Clowes/Schwab Account #:

Dear Mr. McGuire:

This letter is to confirm that Charles Schwab & Company holds as custodian for the above account more than $2,000 (two thousand dollars) worth of common stock in The Dow Chemical Company (DOW). These shares have been held continuously for at least one year prior to and through November 21, 2008.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Jake Carris

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at The Dow Chemical Company (DOW).

I am the beneficial owner of 1,200 shares of The Dow Chemical Company (DOW) common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2009.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution.

Sincerely,

Daniel Clowes

Daniel Clowes
c/o Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111

12-2-08
Date

EXHIBIT B

2006 ANNUAL MEETING OF STOCKHOLDERS
THE DOW CHEMICAL COMPANY

Notice of the Annual Meeting and Proxy Statement

This Proxy Statement is issued in connection with the 2006 Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 11, 2006.

® Trademark of The Dow Chemical Company

AGENDA ITEM 4 (continued)

The shareholders' references to the USDA lacking authority over "deregulated" crops fail to recognize the fact that agricultural biotechnology products are deregulated only after the successful conclusion of a rigorous and comprehensive regulatory review and approval process encompassing the research, development and commercialization of genetically modified agricultural products. Prior to being deregulated by the USDA, the FDA reviews all agricultural biotechnology products for human safety. In addition, the EPA grants time-limited product registration for all pesticidal biotechnology products. All of Dow's agricultural biotechnology products have been successfully reviewed by the appropriate U.S. regulatory agencies. Moreover, the EPA exercises continuing regulatory oversight over all of Dow's commercially available pesticidal biotech crop products by requiring ongoing reporting related to the proper use and stewardship of these products.

Following the guidelines of Responsible Care® and our internal Guiding Principles for Biotechnology, the Company is committed to making health, safety and environmental protection an integral part of the design, production, marketing, distribution and use of our products. From discovery and development of a product to its delivery and use in the market, the Company's processes are designed to ensure good stewardship practices, including risk assessments of each product prior to commercialization. These practices and principles serve as a necessary foundation to our biotechnology businesses.

In addition, the Company routinely engages with customers and stakeholders to ensure proper understanding of each product introduced including relevant stewardship and use requirements. As part of product introduction in new regions, all required environmental and human health studies are completed. Further, if necessary, additional studies beyond those required by regulators are often performed to ensure product integrity, consumer confidence and adherence to our high stewardship standards.

Dow's efforts in the area of biotechnology are extensive and ongoing. Routine and proactive engagement with our stakeholders facilitates the smooth introduction of novel products into commerce. The Company already provides information to the public and its stakeholders on specific topics such as insect resistance management, product safety and grain marketing guidelines. This information is available online, through published papers and through other direct communications by the Company to customers and other interested parties. Additionally, the Company actively supports and leads a number of industry educational programs on biotechnology. These programs are designed to ensure the effective and responsible use of the technology, to communicate its benefits and to maintain the integrity of grain markets through effective channeling and stewardship programs.

For all of these reasons, your Board believes that this proposal is not in the best interests of Dow or its stockholders. **Accordingly, your Board unanimously recommends a vote AGAINST this proposal.**

Vote Required

Approval of the resolution requires a majority of votes actually cast on the matter. For purposes of determining the number of votes cast on the matter, only those cast "for" and "against" are included, while abstentions and broker non-votes are not included.

Agenda Item 5

STOCKHOLDER PROPOSAL FOR REPORT ON CHEMICALS WITH KNOWN LINKS TO ASTHMA AND OTHER RESPIRATORY PROBLEMS

One stockholder has stated that its representative intends to present the following proposal at the Annual Meeting. The Company will promptly provide the name and address of the stockholder and the number of shares owned upon request directed to the Corporate Secretary. Dow is not responsible for the contents of the proposal. If properly presented at the Annual Meeting, **your Board unanimously recommends a vote AGAINST the following proposal.**

Stockholder Resolution

Whereas:

- Approximately half of Dow's end-use pesticide products (73 of 149) may be linked to asthma and other respiratory problems through active or inert ingredients or metabolites. Common Dow pesticide products with ingredients linked to respiratory problems include: FulTime, Dursban, Glyphomax, Tordon, Telone, Starane, Dithane, Widematch and more.

® Responsible Care is a service mark of the American Chemistry Council in the United States

(continued on next page)

AGENDA ITEM 5 (continued)

- According to the Centers for Disease Control and Prevention (CDC), 16 million people in the U.S. suffer from asthma. Since the mid-1980s, asthma rates have reached epidemic levels.
- CDC states that nearly 1 in 8 school-aged children have asthma, the leading cause of school absenteeism due to chronic illness. Children are more susceptible than adults to asthma; lungs do not fully develop until at least the eighth year after birth, making a child vulnerable to pesticides and other pollutants linked to asthma. The number of children dying from asthma increased almost threefold from 1979 to 1996. The estimated annual cost of treating childhood asthma is $3.2 billion.
- According to a 2004 study in *Environmental Health Perspectives*, pesticides are both a trigger and root cause of asthma. Researchers discovered that children exposed to herbicides are four and a half times more likely to be diagnosed with asthma before age five; toddlers exposed to insecticides are over two times more likely to get asthma.
- In addition to its retail and wholesale pesticide products, Dow produces many active ingredients in pesticides ultimately sold by other companies. For example, Dow is the sole US producer of 2,4-D, and one of the world's largest producers of chlorpyrifos, both of which are linked to asthma.
- Data from CDC's *2005 National Report on Human Exposure to Environmental Chemicals* found 76% of Americans have chlorpyrifos metabolites in their bodies. Children ages 6-11 have exposure at four times the level EPA considers acceptable for long-term exposure. Additionally, more than 25% of Americans have 2,4-D in their bodies, with highest concentrations also found in children ages 6-11. Proponents believe that CDC's data may aid in correlation of exposures to disease, which could in turn increase legal liabilities for Dow.

RESOLVED: Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by May 2007, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Dow products may cause or exacerbate asthma, and describing public policy initiatives, and Dow policies and activities, to phase out or restrict materials linked with such effects.

SUPPORTING STATEMENT: Proponents believe the report should include any and all Dow products found in peer-reviewed literature to potentially cause and/or trigger asthma, including end-use pesticides (and their inert ingredients and metabolites), pesticide active ingredients and other chemicals.

Company's Statement and Recommendation

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

Dow believes that the proposed report is unnecessary in light of our existing disclosures and public outreach on this subject. It would divert resources without benefit to our stockholders.

Pesticides improve the world's food production and protect our homes and health by controlling destructive and disease-carrying insects, crop diseases, and noxious weeds. Before being sold in the United States and other countries, these products must be registered by government regulators charged with the protection of human health and the environment. The registration process involves the review of large amounts of scientific information about potential effects. After registration, these products receive ongoing scrutiny. In response to new information, regulators may require additional studies, limit uses, or even cancel product registrations. Countries such as the United States, the United Kingdom, Germany, France, and Japan use a similar approach. These evaluations and decisions are available to regulators in other nations charged with pesticide reviews.

It is important to note that there is no scientific consensus that pesticides are a significant cause or trigger of asthma. The Environmental Protection Agency, the National Institute for Environmental Health Sciences, and the Centers for Disease Control and Prevention cite a variety of materials, such as dust mites, molds and cockroaches, as potentially linked with asthma, but do not list pesticides among the common causes or triggers of asthma.

Chlorpyrifos and 2,4-D, referenced in the proposal, have both undergone recent thorough scientific regulatory reviews by U.S. and European Union regulatory authorities. Further health and safety information on these products is available at *www.chlorpyrifos.com* and *www.24d.org*. In addition, Dow supports these pesticides and its other products with a strong product stewardship program. Further information on Dow product stewardship is available at *www.dowagro.com/rc/index.htm* and *www.dowproductsafety.com*.

(continued on next page)

AGENDA ITEM 5 (continued)

The proposed report would duplicate independent, credible, transparent, science-based regulatory processes that are already in place. In the United States and many other nations, existing regulatory processes already provide opportunities for public review and comment; these venues would be a more appropriate forum for proponents of this proposal to express their concerns.

For all of these reasons, your Board believes that this report is not in the best interests of Dow or its stockholders. **Accordingly, your Board unanimously recommends a vote AGAINST this proposal.**

Vote Required

Approval of the resolution requires a majority of votes actually cast on the matter. For purposes of determining the number of votes cast on the matter, only those cast "for" and "against" are included, while abstentions and broker non-votes are not included.

Agenda Item 6

STOCKHOLDER PROPOSAL FOR REPORT ON IMPROVING INHERENT SECURITY OF CHEMICAL FACILITIES

One stockholder has stated that its representative intends to present the following proposal at the Annual Meeting. The Company will promptly provide the name and address of the stockholder and the number of shares owned upon request directed to the Corporate Secretary. Dow is not responsible for the contents of the proposal. If properly presented at the Annual Meeting, **your Board unanimously recommends a vote AGAINST the following proposal.**

Stockholder Resolution

Whereas: Security at chemical facilities has become one of the most important issues facing our country. Across the United States, thousands of facilities use and store extremely hazardous substances in large quantities that pose major risks to surrounding communities, employees, and the environment;

Whereas: According to Risk Management Plans (RMPs) filed by companies with the U.S. Environmental Protection Agency, at over 100 of these facilities more than one million people live in the area where they could be seriously injured or killed in the event of a catastrophic incident such as a chemical accident or terrorist attack;

Whereas: A report by the Army Surgeon General in 2003 ranked an attack on a chemical plant second only to a widespread biological attack in the magnitude of its hazard to the public. Numerous other government agencies and private groups have published warnings about these dangers. *(http://www.crtk.org/detail.cfm?docID=765%26cat=spills%2520and%2520emergancies);*

Whereas: It is often possible for a company to increase the inherent security of a facility and decrease the number of people at risk of harm by switching to chemicals that are less acutely hazardous, reducing the quantities of extremely hazardous substances stored at facilities, altering the processes used at facilities, or locating facilities outside densely populated areas;

Whereas: Improving physical security through such steps as hiring additional security guards and building perimeter fences will not reduce the number of people endangered by a facility;

Whereas: Dow Chemical operates forty-one facilities in the United States that combined put a total of over six million people at risk in the event of a catastrophic release of chemicals caused by an accident or terrorist attack, according to an independent report analyzing RMPs filed by our Company with the EPA as of 2004 *(http://uspirg.org/uspirg.asp?id2=13532&id3=USPIRG&).* These facilities use large quantities of extremely hazardous substances including hydrocyanic acid, hydrogen chloride, phosgene, anhydrous sulfur dioxide, chlorine, ethylene oxide, acrolein, and dimethyldichlorosilane;

Whereas: Shareholders know little about our Company's efforts to prevent and reduce the magnitude of catastrophic incidents at its facilities. Our Company's most recent 10-K filing contains a single sentence on chemical security, referring to steps taken in 2002 and 2003. There is no discussion of possible improvements to inherent security, and no discussion of the potential impact a catastrophic chemical release could have on the Company or on employees, surrounding communities, and the environment;

(continued on next page)

EXHIBIT C

2007 ANNUAL MEETING OF STOCKHOLDERS
THE DOW CHEMICAL COMPANY

Notice of the Annual Meeting and Proxy Statement

This Proxy Statement is issued in connection with the 2007 Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 10, 2007.

®™ Trademark of The Dow Chemical Company

AGENDA ITEM 6 (continued)

These communications are adequate to apprise the public and interested stockholders of Dow's progress in the process. There is no way to develop, with any degree of confidence, an assessment of the effectiveness of the environmental remediation process before the Remedial Investigation has been completed, before feasibility studies of each potential remedy have been conducted, and before final remedies have been implemented and the effectiveness of these remedies has been validated. Nor will it be possible to estimate volumes of soil and sediment that might be involved in the remediation until and after the abovementioned work has been completed and the MDEQ approves a plan for remediation.

For these reasons, Dow believes this proposal is unnecessary, and that it would divert Company resources without benefit to stockholders. **Accordingly, your Board unanimously recommends a vote AGAINST this proposal.**

Vote Required

Approval of the resolution requires a majority of votes actually cast on the matter. For purposes of determining the number of votes cast on the matter, only those cast "for" and "against" are included, while abstentions and broker non-votes are not included.

Agenda Item 7

STOCKHOLDER PROPOSAL FOR REPORT ON CHEMICALS FROM DOW CHEMICAL WITH KNOWN LINKS TO ASTHMA AND OTHER RESPIRATORY PROBLEMS

A stockholder has stated that its representative intends to present the following proposal at the Annual Meeting. The Company will promptly provide the name and address of the stockholder and the number of shares owned upon request directed to the Corporate Secretary. Dow is not responsible for the contents of the proposal. If properly presented at the Annual Meeting, **your Board unanimously recommends a vote AGAINST the following proposal.**

Stockholder Resolution

Whereas:

- Approximately half of Dow's end-use pesticide products (73 of 149) may be linked to asthma and other respiratory problems through active or inert ingredients or metabolites. Common Dow pesticide products with ingredients linked to respiratory problems include: FulTime, Dursban, Glyphomax, Tordon, Telone, Starane, Dithane, Widematch and more.
- According to the Centers for Disease Control and Prevention (CDC), 16 million people in the U.S. suffer from asthma. Since the mid-1980s, asthma rates have reached epidemic levels.
- CDC states that nearly 1 in 8 school-aged children have asthma, the leading cause of school absenteeism due to chronic illness. Children are more susceptible than adults to asthma; lungs do not fully develop until at least the eighth year after birth, making a child vulnerable to pesticides and other pollutants linked to asthma. The number of children dying from asthma increased almost threefold from 1979 to 1996. The estimated annual cost of treating childhood asthma is $3.2 billion.
- According to a 2004 study in *Environmental Health Perspectives*, pesticides are both a trigger and root cause of asthma. Researchers discovered that children exposed to herbicides are four and a half times more likely to be diagnosed with asthma before age five; toddlers exposed to insecticides are over two times more likely to get asthma.
- In addition to its retail and wholesale pesticide products, Dow produces many active ingredients in pesticides ultimately sold by other companies. For example, Dow is the sole US producer of 2,4-D, and one of the world's largest producer of chlorpyrifos, both of which are linked to asthma.
- Data from CDC's 2005 *National Report on Human Exposure to Environmental Chemicals* found 76% of Americans have chlorpyrifos metabolites in their bodies. Children ages 6-11 have exposure at four times the level EPA considers acceptable for long-term exposure. Additionally, more than 25% of Americans have 2,4-D in their bodies, with highest concentrations also found in children ages 6-11. Proponents believe that CDC's data may aid in correlation of exposures to disease, which could in turn increase legal liabilities for Dow.

(continued on next page)

AGENDA ITEM 7 (continued)

RESOLVED: Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by May 2008, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Dow product categories may cause or exacerbate asthma, and describing public policy initiatives, and Dow policies and activities, to phase out or restrict materials linked with such effects.

SUPPORTING STATEMENT: Proponents believe the report should include any and all Dow product categories or groupings found in peer-reviewed literature to potentially cause and/or trigger asthma, including end-use pesticides (and their inert ingredients and metabolites), pesticide active ingredients and other chemicals.

Company's Statement and Recommendation

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

In light of existing disclosures and public outreach, Dow believes that the report called for by this proposal is unnecessary and would divert Company resources without benefit to our stockholders.

Pesticides improve the world's food production and protect people and homes from destructive and disease-carrying insects and crop diseases. Before being sold in the United States and other countries, these products must be registered by government regulators charged with the protection of human health and the environment.

Approvals are granted by U.S. regulators only after review of extensive scientific information. Once products are registered, they are subjected to ongoing scrutiny. In response to new information, regulators have authority to require additional studies, limit uses or cancel product registrations. These decisions and the rationale behind them are published and are available to regulators in other nations charged with pesticide reviews.

There is no scientific or regulatory consensus that pesticides are a significant cause or trigger of asthma. The Environmental Protection Agency, the National Institute for Environmental Health Sciences, and the Centers for Disease Control and Prevention have taken the position that dust mites, molds, tobacco smoke, cockroaches and a variety of other materials are common causes or triggers of asthma. While some peer-reviewed articles have found that there is an association between pesticides and respiratory conditions, the foregoing agencies have not concluded that pesticides are a significant cause of asthma.

Chlorpyrifos and 2,4-D, chemicals referenced in the proposal, have both undergone thorough science-based reviews by U.S. and European Union regulatory authorities. Continued evaluation by regulators of these and other pesticide products - including review of research articles in the open scientific literature - occurs normally in the course of maintaining product registrations.

Further health and safety information on chlorpyrifos and 2,4-D is available at *www.chlorpyrifos.com* and *www.24d.org*. Dow supports these and our other products with a strong product stewardship program. Further information on Dow product stewardship is available at *www.dowagro.com/rc/index.htm* and *www.dowproductsafety.com.*

The actions requested in this resolution would duplicate independent, credible, transparent, science-based regulatory processes that are already in place. In the U.S. and many other nations, existing regulatory processes already provide opportunities for public review and comment; these venues would be a more appropriate forum for proponents of this proposal to express their concerns.

For all of these reasons, your Board believes that this proposal is not in the best interests of Dow or its stockholders.

Accordingly, your Board unanimously recommends a vote AGAINST this proposal.

Vote Required

Approval of the resolution requires a majority of votes actually cast on the matter. For purposes of determining the number of votes cast on the matter, only those cast "for" and "against" are included, while abstentions and broker non-votes are not included.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT D

2008 Dow Proxy Statement

Notice of the Annual Meeting and 2008 Proxy Statement

Proxy Table of Contents:

This Proxy Statement is issued in connection with the 2008 Annual Meeting of Stockholders of The Dow Chemical Company to be held on May 15, 2008.

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DOW

2008 Dow Proxy Statement

AGENDA ITEM 3: STOCKHOLDER PROPOSAL FOR REPORT ON CHEMICALS FROM DOW CHEMICAL WITH KNOWN LINKS TO ASTHMA AND OTHER RESPIRATORY PROBLEMS

Stockholders have stated that their representative intends to present the following proposal at the Annual Meeting. The Company will promptly provide the names and addresses of the stockholders and the number of shares owned upon request directed to the Corporate Secretary. Dow is not responsible for the contents of the proposal. If properly presented at the Annual Meeting, **your Board unanimously recommends a vote AGAINST the following proposal.**

Stockholder Resolution

Whereas:

- Approximately half of Dow's end-use pesticide products (73 of 149) may be linked to asthma and other respiratory problems through active or inert ingredients or metabolites. Common Dow pesticide products with ingredients linked to respiratory problems include: FulTime, Dursban, Lorsban, Glyphomax, Tordon, Telone, Starane, Dithane, Widematch, Vikane/Profume and more.
- According to the Centers for Disease Control and Prevention (CDC), 16 million people in the U.S. suffer from asthma. Since the mid-1980s, asthma rates have reached epidemic levels.
- CDC states that nearly 1 in 8 school-aged children have asthma, the leading cause of school absenteeism due to chronic illness. Children are more susceptible than adults to asthma; lungs do not fully develop until at least the eighth year after birth, making a child vulnerable to pesticides and other pollutants linked to asthma. The number of children dying from asthma increased almost threefold from 1979 to 1996. The estimated annual cost of treating childhood asthma is $3.2 billion.
- According to a 2004 study in *Environmental Health Perspectives*, pesticides are both a trigger and root cause of asthma. Researchers discovered that children exposed to herbicides are four and a half times more likely to be diagnosed with asthma before age five; toddlers exposed to insecticides are over two times more likely to get asthma.
- In addition to its retail and wholesale pesticide products, Dow produces many active ingredients in pesticides ultimately sold by other companies. For example, Dow is the sole US producer of 2,4-D, and one of the world's largest producers of chlorpyrifos, both of which are linked to asthma.
- Data from CDC's 2005 *National Report on Human Exposure to Environmental Chemicals* found 76% of Americans have chlorpyrifos metabolites in their bodies. Children ages 6-11 have exposure at four times the level EPA considers acceptable for long-term exposure. Additionally, more than 25% of Americans have 2,4-D in their bodies, with highest concentrations also found in children ages 6-11. Proponents believe that CDC's data may aid in correlation of exposures to disease, which could in turn increase legal liabilities for Dow.

RESOLVED: Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by May 2009, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Dow products may cause or exacerbate asthma, and describing public policy initiatives, and Dow policies and activities, to phase out or restrict materials linked with such effects.

SUPPORTING STATEMENT: Proponents believe the report should include any and all Dow product found in peer-reviewed literature to potentially cause and/or trigger asthma, including end-use pesticides (and their inert ingredients and metabolites), pesticide active ingredients and other chemicals.

Company's Statement and Recommendation [top]

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

In light of existing disclosures and public outreach, Dow believes that the report called for by this proposal is unnecessary and would divert Company resources without benefit to our stockholders.

Pesticides improve the world's food production and protect people and homes from destructive and disease–carrying insects and crop diseases. Before being sold in the United States and other countries, these products must be registered by government regulators charged with the protection of human health and the environment.

Approvals are granted by U.S. regulators only after review of extensive scientific information. Once products are registered, they are subjected to ongoing scrutiny. In response to new information, regulators have authority to require additional studies, limit uses or cancel product registrations. These decisions and the rationale behind them are published and are available to regulators in other nations charged with pesticide reviews.

There is no scientific or regulatory consensus that pesticides are a significant cause or trigger of asthma. The Environmental Protection

Agency, the National Institute for Environmental Health Sciences, and the Centers for Disease Control and Prevention have taken the position that dust mites, molds, tobacco smoke, cockroaches and a variety of other materials are common causes or triggers of asthma. While some peer-reviewed articles have found that there is an association between pesticides and respiratory conditions, the foregoing agencies have not concluded that pesticides are a significant cause of asthma.

Chlorpyrifos and 2,4-D, chemicals referenced in the proposal, have both undergone thorough science-based reviews by U.S. and European Union regulatory authorities. Continued evaluation by regulators of these and other pesticide products – including review of research articles in the open scientific literature – occurs normally in the course of maintaining product registrations.

Additional health and safety information on chlorpyrifos and 2,4-D is available at *www.chlorpyrifos.com* and *www.24d.org*. Dow supports these and our other products with a strong product stewardship program. Additional information on Dow product stewardship is available at *www.dowagro.com/rc/index.htm* and *www.dowproductsafety.com*.

The actions requested in this resolution would duplicate independent, credible, transparent, science-based regulatory processes that are already in place. In the United States and many other nations, existing regulatory processes already provide opportunities for public review and comment; these venues would be a more appropriate forum for proponents of this proposal to express their concerns.

For all of these reasons, your Board believes that this proposal is not in the best interests of Dow or its stockholders. **Accordingly, your Board unanimously recommends a vote AGAINST this proposal.**

Vote Required

Approval of the resolution requires a majority of votes actually cast on the matter. For purposes of determining the number of votes cast on the matter, only those cast "for" and "against" are included, while abstentions and broker non-votes are not included.

Agenda Item 4 >>

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EXHIBIT E

Quarterly Advocacy Update *Fall 2008*

ECOLOGY

Climate Change. In last spring's shareholder resolutions, Trillium Asset Management Corporation ("Trillium") pioneered resolutions in two sectors with heavy greenhouse gas impact: coal-fired power plants and oil sands development. Our resolution at **Bank of America** calling for a moratorium on the financing of coal-fired power plants led to dialogue. Following on our high-scoring **ConocoPhillips** resolution addressing the environmental and social impacts of tar sands projects in Canada, we have organized a group of prominent institutional investors to pursue dialogue with the company. At **ExxonMobil**, we co-filed on another high-scoring proposal calling for quantitative greenhouse gas reduction targets for the company's operation and products. Some of our political contributions disclosure resolutions (see below) drew attention to the contradictions between companies' internal greenhouse gas reduction policies and their membership in trade associations seeking to weaken public policy measures to combat global warming.

Global Water Scarcity. For several years, Trillium has worked to address the critical issue of growing water scarcity. We commissioned the Pacific Institute, a leading environmental think tank, to report on the business risks of water scarcity. We have met regularly with **PepsiCo** and **Coca-Cola** to press these companies to protect local communities' water resources and are in contact with them to ensure regular progress, and we led a broad coalition of shareholders meeting regularly with the two beverage giants. Our advocacy helped convince **Intel** to set new water conservation goals and measure their progress meeting them. Our discussions with **Analog Devices** have led them to join the Electronics Industry Code of Conduct which should lead to improved environmental and social performance. Analog Devices has also responded to our request for sustainability reporting which we hope will provide the basis for performance goals and accountability.

Environmental Health. Our third-year resolution at **Dow Chemical**, honing in on the risk of asthma from exposure to pesticides, drew over 9% of the shareholder vote. While this vote falls short of SEC re-filing thresholds, we will continue to press Dow on the detrimental impacts of chemicals, specifically the overuse of pesticides. In 2007, our shareholder proposal calling on **Apple Computer** to set a deadline for the elimination of polyvinyl chlorides and brominated flame retardants in its products prompted Apple to do just that. We are currently reaching out to companies for dialogue concerning their usage of nanotechnology in a variety of everyday consumer goods.

Indigenous Rights/Environmental Justice. Our resolution at **Chevron** addressing its procedures for evaluating host countries' environmental policies, gained 8.3% of the vote. The resolution drew attention to its subsidiary Texaco's legacy of environmental contamination in Ecuador, ongoing strife in Nigeria, pollution in Angola, and its subsidiary Unocal's deforestation of Burma. We were co-filers with the New York City pension funds on this resolution. Trillium serves on the Indigenous Peoples Working Group, a subcommittee of the Social Investment Forum.

Environmental and Social Reporting Standards. Over 15 years ago, we originated and incubated the Coalition for Environmentally Responsible Economies (Ceres). Ceres developed a set of principles that commit companies to improve their environmental practices and publicly report their progress. Over the years, we've persuaded many major companies to adopt the Ceres Principles and are currently encouraging companies to meet the next standard of public accountability, the Global Reporting Initiative (GRI). A spin-off of Ceres, the GRI has developed a set of guidelines for companies to report their social and environmental performance. After several years of effort to highlight the importance of the GRI standards, we've helped convince major companies including **AIG, American Express, GE, Pfizer, Analog Devices** and **Time Warner** to release GRI reports.

EQUITY/SOCIAL JUSTICE

Animal Welfare. This year, we are in dialogue with **Darden Restaurants**, pressing them to address factory farming cruelties by giving preference to suppliers that aggressively support more humane treatment methods.

Access to Healthcare. In May 2007, the ***Journal of Corporate Governance***, a leading peer-reviewed publication, published "Why Lower Drug Prices Benefit Institutional Investors: An Application of Universal Ownership Theory," coauthored by Trillium's Chief Investment Officer, Adam Seitchik. This paper presents our economic analysis of how high drug prices may hurt institutional investors' overall portfolios. Over the past several years, we have joined religious investors in asking **Eli Lilly, Johnson & Johnson, Merck** and **Pfizer** to increase access to drugs for HIV/AIDS, tuberculosis and malaria in developing countries.

Human Trafficking/Slavery. Trillium initiated a dialogue with **Nucor** in 2007 after reports uncovered the presence of slave labor and abuses in the steel company's supply chain. Following a shareholder proposal, which we co-filed with Domini Social Investments, Nucor agreed to implement a code of conduct expressing its opposition to forced labor, and ongoing dialogue with proponents of the resolution on how best to publicly report on these issues.

continues on following page

Sweatshops. Over the past several years, we have met regularly with senior managers at **Target** and **Talbots** to discuss their policies and programs to ensure that their overseas suppliers are treating workers fairly. Earlier this year, Trillium initiated a dialogue with **Liz Claiborne** urging them to disclose and further examine the role purchasing practices have on factory working conditions. With a broad coalition of shareholders we dialogued with **Nike, Gap,** and **Jones Apparel** on these same issues. We have also pressed a number of high tech companies, including **Altera, Analog Devices, Semtech, Xilinx,** and others to meet a new Electronics Industry Code of Conduct to prevent sweatshops in tech factories.

Sexual Orientation Nondiscrimination. Since 1995, we have been working to ensure that companies protect gay, lesbian, bisexual, and transgendered employees in the workplace. In 2008, our resolutions gained record support at **Expeditors' International** (52%), and long-time holdout **ExxonMobil** (40%). We withdrew a resolutions at **Pentair** (32%) and **Halliburton** (in 2007) when the companies agreed to update their policies. The ExxonMobil proposal now calls for language specifying both that sexual orientation and gender identity will be protected categories, as will all of our future filings.

Equal Employment Opportunity. We are leading a coalition of shareholders in filing a proposal at **Home Depot**, which still withholds detailed EEO data from shareholders despite years of class action lawsuits concerning race and sex discrimination and well-supported shareholder resolutions. This year's received a 25% vote.

Sudan. Trillium filed resolutions at **Merrill Lynch, JP Morgan** and **Morgan Stanley** this year to use their investment relationships to press for the full deployment of UN peacekeeping troops in Sudan. (Many Wall Street firms have relationships with large companies operating in Sudan, as shareholders and investment bankers.) We were pleased to withdraw at Merrill Lynch and Morgan Stanley after very constructive dialogues; the JP Morgan resolution received 7.7%. Trillium also organized a letter from 30 investors to the Beijing Olympic sponsors, urging them to pressure the Chinese government to exercise more influence over the government of Sudan to support the effective deployment of peacekeeping troops. In 2007, we led a dialogue with **Schlumberger**, the oil services firm, about its role in Sudan.

ECONOMIC JUSTICE

Media Responsibility. In 2007, we launched a nonprofit dedicated to advancing media and broadband company responsibility, Open MIC (Open Media and Information Companies). In December 2007, Open MIC executive director Michael Connor and Trillium portfolio manager Farnum Brown published an op-ed in the Seattle Times on the importance of responsible and democratic media. In March of this year, Open MIC and the Paley Center for Media hosted a forum in New York on the future of wireless communications. A distinguished panel of speakers, including opening remarks by New York City Comptroller William C. Thompson Jr., examined the emerging wireless business environment, the rules of the road that might evolve for the mobile Internet, and the challenges to ensuring open access for all. As greater attention is focused on the gatekeepers of Internet speech, Open MIC and Trillium will be pressing for free speech and respect for privacy on the Internet. Currently, we are in dialogue with **AT&T** on these issues.

Political Contributions. Since 2004, Trillium has successfully lobbied **Morgan Stanley, Eli Lilly, Southern Company, General Electric, DuPont, Hewlett-Packard,** and **American Electric Power** to disclose more information about their political donations. This spring, we sponsored resolutions at **General Motors** (which received 14%) and **Ford Motor** (10%); we have re-filed at Ford for 2009 and anticipate re-filing at GM. We also filed and withdrew a proposal at **Procter & Gamble** after the company committed to greater disclosure regarding its trade association payments used for political purposes. Trillium Social Research & Advocacy Director Shelley Alpern is on the board of the Center for Political Accountability, a Washington advocacy group that has coordinated this successful, multi-year shareholder campaign that has prompted increased transparency and oversight of corporate political contributions at more than 50 companies.

Executive Compensation. We've joined a broad coalition of investors pressing to institute "say on (executive) pay," reforms, which would allow investors to cast advisory votes on CEO pay packages. In 2008, we co-filed a say-on-pay resolution at **Citigroup** that received 42% of the vote.